DYNAMOTIVE ENERGY SYSTEMS CORPORATION

DYNAM●TIVE

Angus Corporate Center   877.863.2268 – Toll Free
230 – 1700 West 75th Ave   604.267.6000 – Telephone
Vancouver BC   604.267.6005 – Facsimile
Canada V6P 6G2   www.dynamotive.com

BY FAX: 1-202-772-9203

December 16, 2005

Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Washington, DC, USA, 20549


Re: Dynamotive Energy Systems Corporation ("DESC")
Form 20-F for the fiscal year ended December 31, 2004
File No. 000-27524


Dear Mr. Choi:

Further to your letter to me of October 31, 2005, we respond to your questions in the order presented as follows:

1. Foreign Currency Translation, Page 61

> The parent company, DESC, is a Canadian company and Canadian funds are the functional currency for the consolidated financial statements. Historical exchange rates are appropriate for remeasurement in situation in which entity's books (the subsidiaries) are not maintained in the functional currency - paragraphs 10 and 47 of FAS 52. For consolidation purposes, monetary items in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rate. In turn, the consolidated financial statements in Canadian dollars are translated into US dollars, as reporting currency, by using the current rate method, as mandated by FAS 52 when the functional currency is the foreign currency.

> The impact in US dollars on total assets and total liabilities as of December 31, 2004 that would occur if we had translated our non-monetary assets into our functional currency using the December 31, 2004 exchange rate was nominal. There was only GBP5,332 recorded in our UK subsidiary's book. The total impact would be less than US$2,000. There were no other non-monetary items translated into the functional currency using a historical rate.

2. Note 9 – Convertible Debenture, Page 71 – Disclosure on the convertible debenture

> We believe that the convertible debt is conventional. Regardless, paragraphs 12-32 of EITF 00-19 apply and it is appropriate to account for the conversion feature and warrant as equity. The debt can only be settled at the Company's option in

cash while the holder may realize the value of the conversion option by electing to have settlement in shares. Although the number of share to settle the debt was not fixed at the time of issue, the number of shares was know within a finite range, and therefore an explicit limit (fixed maximum) on the number of shares to be delivered is an inherent part of this instrument, and so if the holder elects to convert, then net share settlement is within control of the Company (as required by EITF 00-19 paragraph 21).

We have recognized the beneficial conversion feature. As the right to convert (and be settled in shares) lies entirely with the debt holder, the convertible debt is a liability and not equity. However, we have recognised and allocated the gross debt to its key sub-components using the Black Scholes option pricing model, which produces a fair value of the beneficial conversion feature of $440,592 and a fair value for the warrants to be issued in connection with the convertible debenture of $81,958, for a total of $522,550, which was allocated to equity (contributed surplus).

We will provide expanded disclosure of this conversion and the related warrant issuance in our future financial statements and filings.

3. Note 11 – Share Capital, Page 74 – Escrow agreement

Since there is no direct or specific literature with regards to escrow shares under US GAAP, SFAS 123 Accounting for Stock Compensation, APB 25 Accounting for Stock issued to Employees, and FIN 44 Accounting for Certain Transactions Involving Stock Compensation are the most appropriate pronouncements for reference. The defining characteristic of a fixed plan is that the number of shares and purchase price are fixed. At the date of the award (Escrow Agreement) both the number of shares of stock that may be acquired by each employee and the cash paid by the employee are both known. The measurement date is the grant date for fixed stock options because the number of shares and price per share are known and "fixed" on the grant date. Compensation is measured by the difference between the quoted market price of the stock at the grant date and the price to be paid by an employee.

Recognition of the compensation cost on the escrow shares is recorded in the US GAAP reconciliation when it becomes probable that the performance milestones will be achieved and therefore probable that the escrow shares will be released. The date that this becomes probable is the date that we would record a compensation cost for probable share release from escrow.

8. Note 20 – Reconciliation of GAAP, Page 91 – Stock appreciation rights and variable awards under US GAAP

Below are sample journal entries that demonstrate our accounting for variable awards under US GAAP:

- <u>Upon the issuance of the awards:</u>
  Dr. Compensation costs
    Cr. Contributed surplus
  Variable accounting started if there was any intrinsic value on the vested award

- <u>During periods prior to the point at which the measurement date becomes fixed:</u>
  Dr. Compensation costs
    Cr. Contributed surplus
  Changes, either increases or decreases, in intrinsic value was expensed during the period but are not adjusted below zero

- <u>During periods prior to the exercise of the awards:</u>
  No journal entry

- <u>Upon the exercise or full vesting of the awards.</u>
  Dr. Cash / Compensation costs
    Cr. Additional paid-in Capital
  Shares issuance upon received exercise notices or SA Rights redemption notices

As of December 31, 2002, the quoted market value of the shares of the SA Rights was below the exercise prices and, therefore, there was no expense in the US GAAP reconciliation. The amount of $183,883 was the decrease of intrinsic value and the reversal of the compensation expense that was recorded in 2001. On December 31, 2003, the SA Rights compensation expense of US$158,808 was recorded as compensation cost under Canadian GAAP due to the change in accounting principles for "stock-based compensation". Therefore, no adjustment was required in 2003 for the US GAAP reconciliation note. As of December 31, 2004, 300,000 SA Rights remained outstanding. The quoted market value of the shares went down from 2003 and the net decrease of US$22,000 recorded as a reduction of compensation in 2004.

I trust that the above is sufficient information for your purposes, but if you have any questions or would like additional information, please contact me.

Yours truly,



Brian A. Richardson
CFO, Dynamotive Energy Systems Corporation
Direct phone: 1-604-267-6004

encl.